January 7, 2020

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds Preliminary Proxy Statement filed on Schedule 14A on December 16, 2019, SEC Accession No. 0001104659-19-073089

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Preliminary Proxy Statement (the “Proxy Statement”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided in a telephone conversation with Katherine Corey of Aberdeen Standard Investments Inc. on December 19, 2019.  The Proxy Statement pertains to a special meeting of shareholders of all series of the Aberdeen Funds (the “Registrant”). The Proxy Statement has been revised to address the Staff’s comments and is being submitted concurrently with this letter (the “Definitive Proxy Statement”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Proxy Statement.

Comment No. 1:                                                     With respect to the language noting that Proposal 1 requires a vote of the plurality of the votes cast by all of the Funds voting together as a single class, please disclose what a plurality vote is and means.

Response:                                                                                        Disclosure has been added.

Comment No. 2:                                                     The SEC Staff takes the position that shareholders have the ability to vote at the meeting to adjourn the meeting in the absence of a quorum or sufficient votes to approve a Proposal only if there is a specific proposal to vote to adjourn the meeting in such case(s). Please either add in adjournment in these cases as a separate proposal or revise language appearing on page 2 relating to shareholders’ ability to vote to adjourn in the absence of a quorum or sufficient votes to approve a Proposal.

Response:                                                                                        The language has been revised.

Comment No. 3:                                                     Please make it clear that the “Tax-Free Income Fund” in the “Current Concentration Policy” is the same fund as the “Intermediate Municipal Income Fund” in the “Proposed Concentration Policy” so that it is clear that the concentration policy isn’t changing in this respect, it’s just that the Fund’s name changed.

Response:                                                                                        Clarifying language has been added.

Comment No. 4:                                                     Please disclose how the Proposal 2 Funds currently classify industries identified in the Current Concentration Policy for the purposes of the Concentration Policy, including, to the extent relevant, how referenced third parties classify the identified industries.

Response:                                                                                        Disclosure has been added. However, given the length and complexity of the disclosure that would be needed if the treatment by the different equity and non-equity classification schemes for each industry were to be disclosed, Registrant has instead discussed the industries generally and provided an example.

*           *           *           *           *

In connection with the Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)         the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)         Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (215) 405-5757.

Very truly yours,

/s/ Jennifer Rogers

cc:	Lucia Sitar, Aberdeen Asset Management Inc.
Margery K. Neale, Willkie Farr & Gallagher LLP
Elliot J. Gluck, Willkie Farr & Gallagher LLP